SUB-ITEM 77Q1(b): Copies of the text of any proposal described in answer to sub-item 77D

Changes to Market Capitalization Definition

It was voted that the proposed changes to the market capitalization definition for the Loomis Sayles Small
 Cap Growth Fund as presented at the meeting of the Board of Trustees of Loomis Sayles Funds II be approved.